Goodwin Procter LLP
Counselors at Law
135 Commonwealth Drive
Menlo Park, CA 94025
T: 650.752.3100
F: 650.853.1038

September 8, 2014

Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Hortonworks, Inc.
Amendment No. 1 to Confidential Draft Registration Statement on Form S-1
Submitted August 11, 2014
CIK No. 0001610532

Dear Ms. Jacobs:

This letter is submitted on behalf of Hortonworks, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s amended Confidential Draft Registration Statement on Form S-1 submitted on August 11, 2014 (the “Draft Registration Statement”), as set forth in your letter dated August 27, 2014 addressed to Robert Bearden, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

September 8, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 48

1.	We note your response to prior comment 12 and your belief that you are not substantially dependent on your agreement with Microsoft, thus not required to file any agreements under Item 601(b)(10) of Regulation S-K. It appears your analysis is based on future assumptions and more accurately characterizes your belief that you may not be substantially dependent on any agreements with Microsoft in the future. Please provide a more detailed analysis and clarify, for example, whether your results of operations will be materially affected should you no longer generate any revenue from your Microsoft agreement in the next 12 months. You analysis should provide sufficient details as to your assumptions. Otherwise, please file your Microsoft agreement with your next amendment.

RESPONSE: The Company acknowledges the Staff’s comment. The Company respectfully informs the Staff that its determination of whether its agreement with Microsoft should be filed took into account all relevant factors, both qualitative and quantitative, and considered such factors retrospectively and prospectively. Since the Company’s agreement with Microsoft is of the type that ordinarily accompanies the kind of business the Company conducts, and has similar terms to other agreements the Company has entered into before and after the date the agreement was entered into, the Company considers its agreement with Microsoft to have been made in the ordinary course of business. Further, the agreement is not a contract to sell a major part of the Company’s products or services, does not obligate the Company to continue providing services to Microsoft in lieu of other Company customers and does not have, and has not had, any qualitative features that make the Company substantially dependent upon it. Additionally, as noted in the Company’s response to prior comment 12, the declining trend in the percentage of revenue generated from Microsoft, and the Company’s expectation that this trend is likely to continue, provides quantitative evidence that the Company is not substantially dependent on its agreement with Microsoft. Specifically, revenue from Microsoft accounted for 55.3% of the Company’s total revenue for the year ended April 30, 2013, 37.8% of the Company’s total revenue for the eight months ended December 31, 2013, 24.2% of the Company’s total revenue for the six months ended June 30, 2014 and 20.7% of the Company’s total revenue for the three months ended June 30, 2014. The Company believes its ability to maintain and grow revenue from its other existing support subscription customers and ability to attract new customers will cause this declining trend to continue in future periods. Accordingly, the Company respectfully submits that its agreement with Microsoft was entered into in the ordinary course of its business and the Company is not substantially dependent on this agreement and, therefore, the Company does not believe that it is required to file its agreement with Microsoft under Item 601(b)(10) of Regulation S-K.

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

September 8, 2014

Key Business Metrics, page 52

2.	Your response to prior comment 14 indicates that your management does not use any key metrics to evaluate its professional services business. Please revise to clarify how your management evaluates your professional services business and what measures it uses to perform this evaluation.

RESPONSE: In response to the Staff’s comment, the Company supplementally informs the staff that its management evaluates the professional services business based on its GAAP results, such as professional services revenue and cost of sales. The Company’s management does not use any other key metrics to evaluate its professional services business.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 64

3.	We note from your disclosure on page 8 and 41 that the weighted average exercise price for stock options granted after March 31, 2014 was 151% greater than that for stock options granted during the first quarter of fiscal year 2014. Please tell us the fair values of the underlying ordinary shares at the grant dates of stock options granted in fiscal year 2013 and 2014, and provide us with your methods and assumptions used to determine those fair values.

RESPONSE: The Company acknowledges the Staff’s comment. The Company supplementally advises the Staff that the Company has regularly performed contemporaneous valuations of the Company’s common stock to assist the Company’s Board of Directors (the “Board”) in its determination of the common stock’s estimated fair value for purposes of granting stock options. The Board has relied upon the guidance set forth in Valuation of Privately-Held-Company Equity Securities Issued as Compensation, as published by the AICPA (“AICPA Practice Guide”) to estimate the value of the Company’s equity and to allocate this value between the Company’s preferred and common stock. In its determinations, the Board has considered numerous objective and subjective factors, including the factors set forth on pages 65 through 67 of the Amended Draft Registration Statement, the status of the Company’s progress towards an initial public offering and the then most recent valuation report prepared by a third party valuation specialist (each, a “Valuation Report”). The Valuation Reports prepared by the third party valuation specialist take into account several factors, including the following:

•	the Company’s operating results and financial condition, including the Company’s levels of available capital resources;

•	rights and preferences of the common stock compared to the rights and preferences of the other outstanding equity securities;

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

September 8, 2014

•	material risks related to the Company’s business;

•	equity market conditions affecting comparable public companies;

•	the likelihood and potential timing of achieving a liquidity event for the shares of common stock, such as an initial public offering, given prevailing market and industry sector conditions; and

•	that the grants involved illiquid securities in a private company.

The Board, as applicable, also determined that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Board’s and management’s best estimate of the business condition, future prospects and operating performance of the Company at each valuation date.

The following table summarizes the number of stock options granted during 2013 and 2014 and the fair value of the Company’s common stock underlying such grants as determined by the Board and used for financial reporting purposes. The Company has not granted any other equity awards following August 6, 2014 through the date of this letter.

Grant date	Number of options granted	Exercise price per share for options granted	Deemed fair value of common stock per share	Date of valuation report for fair value of common stock for financial reporting
2/7/2013	1,375,500	$0.91	$0.91	12/31/2012
4/3/2013	468,000	$0.91	$0.91	12/31/2012
7/30/2013	1,617,000	$2.38	$2.38	6/21/2013
8/21/2013	3,351,146	$2.38	$2.38	6/21/2013
9/17/2013	403,000	$2.38	$2.38	6/21/2013
11/21/2013	578,080	$2.38	$2.72	9/30/2013	(1)
1/28/2014	1,353,039	$2.38	$3.15	1/28/2014	(1)
2/3/2014	250,000	$2.38	$3.15	1/28/2014	(1)
4/21/2014	1,799,010	$4.23	$4.23	3/24/2014
4/25/2014	369,000	$4.23	$4.23	3/24/2014
5/14/2014 (2)	N/A	$6.85	$6.85	5/14/2014
8/6/2014	3,470,245	$7.07	$7.07	7/31/2014

(1)	The valuation reports as of September 30, 2013 and Juanary 28, 2014 were performed retrospectively.
(2)	There were no grants on May 14, 2014. The Board obtained a valuation report in relation to the shares issued for the acquisition of XA Secure in order to calculate the fair value of the consideration transferred in the business combination.

Prior to the May 14, 2014 valuation report, the Company calculated the fair value of its underlying stock using an Option Pricing Model (“OPM”) based on the expected term to liquidity event of 1.25 – 2.5 years and estimated volatility of 50 - 60% determined by reference to the volatility of common stock of comparable public companies. The increase in the fair value of the Company’s common stock during 2013 and 2014 is primarily attributable to the Company’s acquisition of significant new customers and strategic

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

September 8, 2014

reseller relationships, the market adoption and success of its products and the increased probability of an Initial Public Offering (IPO), thereby decreasing the discount for lack of marketability. Key operational milestones are also included on pages 48 and 49 of the Amended Draft Registration Statement. In the absence of any substantial business and financing changes in April 2014, the fair value of the underlying common stock used to calculate the fair value of the April 2014 option grants for financial statement purposes was determined by reference to a third party valuation report dated March 24, 2014.

On May 14, 2014 the Company held an organizational meeting in which it was decided that the Company would aim to execute an IPO with a target offering date in the fourth quarter of fiscal year 2014. The Board did not contemplate an IPO until early May 2014. As a result of the near-term timetable for the IPO, the valuation methodology used by the third party valuation specialist changed to a Probability Weighted Expected Return Method (“PWERM”) with one scenario still utilizing an OPM (i.e. a 50% probability of a liquidity event occurring in the fourth quarter of 2015). The expected equity values for the different scenarios in the PWERM model were weighted as follows: 25% probability of IPO in the fourth quarter of 2014, 10% probability of IPO in the first quarter of 2015, and 15% probability of a merger or sale in the fourth quarter of 2014. A discount for lack of marketability of 8-18% was applied to the resulting value of the Company’s common stock, which is based on a liquidity event happening in 0.25 – 1.25 years. The increase in the fair value of common stock from $4.23 per share in April 2014 to $6.85 per share in May 2014 is driven by management’s reassessment of various liquidity options and the decreased uncertainty related to a potential IPO, which is reflected through the transition from the OPM to PWERM for six out of the seven liquidity event scenarios.

The fair value of the common stock for the purposes of calculating the related stock-based compensation for the August 6, 2014 grants was based on a number of factors, including the contemporaneous third-party valuation as of July 31, 2014 and other factors that existed at the date of grant. Due to the proximity of the August 6, 2014 grants to the immediately prior valuation date as of July 31, 2014, the fair value of the underlying common stock used to calculate the fair value of these options on the grant date for financial statement purposes was determined to be $7.07 per share.

Executive Compensation, page 89

4.	We note your response to prior comment 24 and your revised disclosure of the offer letters in place for fiscal year 2013 for your named executive officers. Please revise to describe the specific quantitative terms of these offer letters, such as the initial base salary, initial target bonus, bonus awards, and initial equity awards. Also, please clarify whether there are any provisions that clarify how these items may be changed or increased from these initial terms.

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

September 8, 2014

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 95 to describe the specific quantitative terms of the offer letters, and to clarify that the offer letters did not contain provisions that provide how these terms may be changed or increased. The Company has also added disclosure regarding the employment agreements that will be entered into with its named executive officers, and will further update such disclosure once such employment agreements are entered into.

Certain Relationships and Related Party Transactions, page 98

5.	We note your response to prior comment 26 regarding the consideration you received in connection with the issuance of the Yahoo! June 2014 Warrant. Please revise to describe the amendment of certain rights held by Yahoo! under the Investors’ Rights Agreement you reference on page 101.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 104 of the Amended Draft Registration Statement to describe the amendment of Yahoo!’s rights under the Company’s Investors’ Rights Agreement in connection with the issuance of the Yahoo! June 2014 Warrant.

Description of Capital Stock, page 108

6.	We note your response to prior comment 33 regarding your Allocation Agreement with Passport Capital LLC. Please revise your description on page 111 to describe the right of your managing underwriters to limit the number of IPO shares to Passport Capital at their sole discretion. Further, please revise to describe Passport Capital’s right to receive shares under a private placement agreement if your managing underwriters exercise their limitation rights under section 1.2 of Exhibit 4.5. In addition, please revise your prospectus summary to briefly describe the number of shares that are allocated to Passport Capital and the potential for a concurrent private placement.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 114 of the Amended Draft Registration Statement to describe the right of the managing underwriters to limit the number of IPO shares Passport Capital may purchase, and to describe Passport Capital’s right to purchase shares in a concurrent private placement if the managing underwriters decide to limit the number of IPO shares purchased by Passport Capital.

The Company acknowledges the Staff’s request that the Company revise the prospectus summary to briefly describe the number of shares that are allocated to Passport Capital and the potential for a concurrent private placement. The Company respectfully notes for the Staff that so long as the public offering occurs prior to March 24, 2015, Passport Capital will only have a right to participate in a concurrent private placement and not in the public

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

September 8, 2014

offering. The Company informs the Staff that it will include a brief description in the prospectus summary describing Passport Capital’s intentions surrounding a concurrent private placement as soon as such intentions are known by the Company.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Professional services revenue, page F-12

7.	We note your response to prior comment 35 and your revisions on page 49 related to your consulting and training services. Please revise your revenue recognition policy disclosure similarly to explain how these services are provided (i.e., based on time and materials, attendance, etc.).

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 65 and F-12 of the Amended Draft Registration Statement to explain how its professional services are provided.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3226 or Richard A. Kline at (650) 752-3139.

Sincerely,

/s/ Bradley C. Weber

Bradley C. Weber

cc:	Patrick Gilmore, Securities and Exchange Commission
Eiko Yaoita Pyles, Securities and Exchange Commission
Edwin Kim, Securities and Exchange Commission
Robert Bearden, Hortonworks, Inc.
David M. Howard, Hortonworks, Inc.
Craig M. Schmitz, Goodwin Procter LLP
Richard A. Kline, Goodwin Procter LLP
John L. Savva, Sullivan & Cromwell LLP